UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Results for the full year

BBVA posts net profit of €2.23 billion,

up 33% in 2013

☐	Earnings: the strength and recurrence of BBVA revenues were once again evident. Gross income exceeded €21 billion for the whole year

☐	Risks: risk indicators tended to stabilize. Excluding real estate activity in Spain, the Group’s NPA ratio stands at 4.6% and the coverage ratio is 59%. Entries to NPLs show an improvement in their behavior. Non-performing assets were down in Spain in the fourth quarter

☐	Capital adequacy: the core capital ratio under Basel II stands at 11.6% compared to 10.8% a year earlier.

BBVA ended 2013 with very solid earnings despite a complex environment. The Group’s geographic diversification and the businesses’ positive developments provided a boost to annual earnings. Net attributable profit rose 32.9% year-over-year to €2.23 billion.

BBVA chairman Francisco González said, “The outlook for 2014 has improved significantly and at BBVA, we are in an excellent position to respond to the growth of the solvent demand for credit.”

The most recurring forms of revenue (net interest income and net fee income) increased 3.5% before taking exchange rate fluctuations into account, to €19.04 billion (down 2.2% at current exchange rates). Both figures saw a significant growth in the last quarter compared to the previous three-month period (up 5% at current rates and 7.9% at constant exchange rates.)

Net interest income continued to climb in the fourth quarter. Together with the good performance of NTI, this explains the rise in gross income to €21.40 billion (up 2.6% at constant exchange rates, down 2.3% at current rates). Turkey, Asia and Latin America contributed 60% of gross income.

BBVA continued to invest in emerging regions while keeping costs at bay in developed economies. These actions led to operating income of €10.20 billion (down 3.0% at constant rates and down 8.2% at current rates). This helped to absorb the loan-loss provisions associated with Spain when refinanced loans were classified in the third quarter. The strength of the Group’s operating income puts BBVA at the top of the list in profitability, measured by operating income over average total assets.

The Group’s NPA ratio -excluding real estate activity in Spain- closed the year at 4.6%, with a coverage ratio of 59%. Risk indicators tended to stabilize in Spain in the latter part of the year, with a fall in non-performing assets in Q4. Excluding the impact of the classification of refinanced loans, entries to NPLs hardly changed in Q4 compared to the previous quarter. They were also lower than the NPLs in each of the first two quarters of the year.

BBVA’s solvency continued to grow. The core capital ratio under Basel II added 82 basis points to reach 11.6%. Furthermore the core capital ratio according to the Basel III fully-loaded rules was 9.8%, well above the regulatory minimum requirements.

The liquidity position also improved during the year. BBVA cut its funding gap by €33 billion and it improved the structure of its balance sheet thanks to a positive evolution in deposits.

The year also saw some atypical events. In Spain they included a court ruling on floor clauses in mortgages to consumers and the classification of refinanced loans. In Venezuela hyperinflation increased compared to the 2012 level and it had a currency devaluation. There were also transactions at the corporate level in Latin America (BBVA Panama and the pension businesses), in Spain (insurance) and in China (new agreement with CITIC Group), among others.

During 2013 BBVA continued to invest in technology to offer customers the ability to operate anywhere at any time and receive the same value proposition regardless of the channel they use. As Francisco González pointed out, “At BBVA we are re-inventing ourselves, from an analog bank, extremely efficient and profitable for the 20th century’s standards, into a digital, knowledge-based company, with the capability to meet the requirements of the 21st century.”

By business areas, banking activity in Spain found itself once again in a complex environment although this time improvement is on the horizon. Despite a context of deleveraging the area gained market share in lending and deposits. It also diversified its sources of revenue in credit cards, insurance and pensions. However, the classification of refinanced loans affected the year-over-year comparison of risk indicators. The NPA ratio in December stood at 6.4% and the coverage ratio was 41%. Net attributable profit came to €583 million, down 49.8% compared to 2012.

The real estate business in Spain continued to reduce its net exposure to this sector (down 19.1% since December 2011) and it increased the pace of sales. During 2013 it sold 14,390 units (+43.2%) apart from 6,993 additional operations on behalf of third parties. The area’s net attributable result was -€1.25 billion.

The United States reported a jump in business activity despite the background of low interest rates. In 2013 BBVA Compass increased lending 12.8% and customer funds by 4.0%. Asset quality is exceptional: the NPA ratio was 1.2% and the coverage ratio stood at 134%. It managed to contain costs as it continued to consolidate its technology platform. The area earned €390 million, which was 8.8% less than 2012 at constant exchange rates.

In Eurasia Turkey’s Garanti performed well in terms of revenue generation and asset quality. BBVA signed an agreement with China’s CITIC Group that included the sale of a 5.1% stake in China CITIC Bank (CNCB). With this transaction BBVA confirms its strategic commitment to the Chinese market and obtains an improvement in its core capital ratio under Basel III rules. The area reported net attributable profit of €454 million (up 20.7% at constant exchange rates).

In Mexico all items on the income statement reflected the bank’s buoyant business activity, both in lending and customer funds. Moreover the risk indicators improved: the NPA ratio was 3.6% and the coverage ratio rose to 110%. In 2013 this franchise generated net attributable profit of €1.81 billion (up 7.2% in constant euros).

The high pace of the business in South America led once again to double-digit growth in revenue. For the full year net interest income jumped 33.6% year-over-year to €4.70 billion; gross income rose 25.3% to €5.63 billion and operating income was up 27.0% to €3.24 billion (all in constant euros). The NPA ratio fell to 2.1% and the coverage ratio increased to 141%. The region generated net attributable profit of €1.25 billion, which was 22.6% higher than the previous year at constant exchange rates.

Contact:

Corporate Communications

Tel. +34 91 374 4010

comunicacion.corporativa@bbva.com

For more financial information about BBVA, please visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news, please visit: http://press.bbva.com/

BBVA Group Highlights

(Consolidated figures)

	31-12-13	Δ%	31-12-12	31-12-11
Balance sheet (million euros)
Total assets	599,482	(6.0)	637,785	597,688
Loans and advances to customers (gross)	350,110	(4.7)	367,415	361,310
Deposits from customers	310,176	6.0	292,716	282,173
Other customer funds(1)	99,213	8.1	91,774	85,962
Total customer funds(1)	409,389	6.5	384,491	368,135
Total equity	44,815	2.3	43,802	40,058
Income statement (million euros)
Net interest income	14,613	(3.4)	15,122	13,152
Gross income	21,397	(2.3)	21,892	19,528
Operating income	10,196	(8.2)	11,106	9,791
Income before tax	2,750	267.3	749	2,946
Net attributable profit	2,228	32.9	1,676	3,004
Data per share and share performance ratios
Share price (euros)	8.95	28.6	6.96	6.68
Market capitalization (million euros)	51,773	36.5	37,924	32,753
Net attributable profit per share (euros)(2)	0.39	24.9	0.31	0.60
Book value per share (euros)	8.18	1.8	8.04	8.35
P/BV (Price/book value; times)	1.1		0.9	0.8
PER (Price/Earnings; times)	23.2		21.5	10.9
Yield (Dividend/Price; %)	4.1		6.0	6.3
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.0		4.0	8.0
ROTE (Net attributable profit/average tangible equity)	6.0		5.0	10.7
ROA (Net income/average total assets)	0.48		0.37	0.61
RORWA (Net income/average risk-weighted assets)	0.91		0.70	1.08
Efficiency ratio	52.3		49.3	49.9
Risk premium	1.59		2.15	1.20
NPA ratio	6.8		5.1	4.0
NPA coverage ratio	60		72	61
Capital adequacy ratios (%)
Core capital	11.6		10.8	10.3
Tier I	12.2		10.8	10.3
BIS Ratio	14.9		13.0	12.9
Other information
Number of shares (millions)	5,786	6.2	5,449	4,903
Number of shareholders	974,395	(3.8)	1,012,864	987,277
Number of employees(3)	109,305	(5.7)	115,852	110,645
Number of branches(3)	7,512	(5.8)	7,978	7,457
Number of ATMs(3)	20,415	1.2	20,177	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.
(3)	Excluding Garanti.

Profit-adjusted information(1)	31-12-13	Δ%	31-12-12	31-12-11
Net attributable profit	3,195	(28.9)	4,490	4,127
Net attributable profit per share adjusted (euros)(2)	0.56	(29.4)	0.80	0.81
ROE	7.1		10.7	10.9
ROTE	8.6		13.4	14.7
ROA	0.64		0.82	0.81
RORWA	1.20		1.54	1.43

(1)	Adjusted excluding the results from corporate operations, the result of real-estate activity in Spain and the classification of refinanced loans.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

Consolidated income statement: quarterly evolution(1)

(Million euros)

	2013				2012
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,760	3,551	3,679	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,139	1,114	1,126	1,052	1,126	1,104	1,061	1,062
Net trading income	609	569	630	719	646	319	461	340
Dividend income	114	56	176	19	17	35	447	27
Income by the equity method	53	9	11	(1)	22	(3)	7	15
Other operating income and expenses	(353)	(113)	(153)	7	(32)	6	57	51
Gross income	5,321	5,186	5,470	5,419	5,690	5,340	5,774	5,089
Operating expenses	(2,852)	(2,777)	(2,814)	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,423)	(1,452)	(1,454)	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,134)	(1,042)	(1,080)	(l,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(295)	(283)	(279)	(276)	(294)	(259)	(236)	(230)
Operating income	2,469	2,410	2,656	2,661	2,835	2,569	3,141	2,562
Impairment on financial assets (net)	(1,210)	(1,854)	(1,336)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(196)	(137)	(130)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	(382)	(198)	(172)	(287)	(310)	(881)	(311)	(223)
Income before tax	682	221	1,017	831	(378)	(546)	549	1,123
Income tax	(114)	(13)	(261)	(205)	220	275	3	(223)
Net income from ongoing operations	568	208	756	626	(158)	(270)	552	901
Results from corporate operations	(1,245)	160	593	1,315	348	575	108	272
Net income	(677)	368	1,349	1,941	190	305	659	1,173
Non-controlling interests	(172)	(172)	(202)	(206)	(170)	(159)	(154)	(168)
Net attributable profit	(849)	195	1,147	1,734	20	146	505	1,005
Adjusted(2)	(1,633)	(479)	223	921	(1,001)	(728)	(1,034)	(51)
Net attributable profit (adjusted)(2)	783	674	924	813	1,021	875	1,540	1,055
Basic earnings per share (euros)	(0.15)	0.03	0.20	0.30	0.01	0.03	0.09	0.19
Basic earnings per share diluted (euros)(3)	(0.14)	0.03	0.20	0.30	0.01	0.03	0.09	0.19
Adjusted earnings per share diluted (euros)(2-3)	0.13	0.11	0.16	0.14	0.18	0.15	0.27	0.19

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted excluding the results from corporate operations, the result of real-estate activity in Spain and the classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

Consolidated income statement(1)

(Million euros)

	2013	Δ%	Δ% at constant exchange rates	2012
Net interest income	14,613	(3.4)	2.7	15,122
Net fees and commissions	4,431	1.8	6.4	4,353
Net trading income	2,527	43.0	49.3	1,767
Dividend income	365	(30.7)	(30.4)	527
Income by the equity method	72	75.8	83.1	41
Other operating income and expenses	(612)	n.m.	n.m.	82
Gross income	21,397	(2.3)	2.6	21,892
Operating expenses	(11,201)	3.8	8.4	(10,786)
Personnel expenses	(5,788)	2.2	6.3	(5,662)
General and administrative expenses	(4,280)	4.3	9.3	(4,106)
Depreciation and amortization	(1,133)	11.3	16.3	(1,018)
Operating income	10,196	(8.2)	(3.0)	11,106
Impairment on financial assets (net)	(5,776)	(27.6)	(26.6)	(7,980)
Provisions (net)	(630)	(3.2)	6.8	(651)
Other gains (losses)	(1,040)	(39.7)	(39.6)	(1,726)
Income before tax	2,750	267.3	n.m.	749
Income tax	(593)	n.m.	n.m.	276
Net income from ongoing operations	2,158	110.6	214.9	1,024
Results from corporate operations	823	(36.8)	(36.2)	1,303
Net income	2,981	28.1	51.0	2,327
Non-controlling interests	(753)	15.6	39.8	(651)
Net attributable profit	2,228	32.9	55.1	1,676
Adjusted(2)	(967)	(65.6)	(65.6)	(2,814)
Net attributable profit (adjusted)(2)	3,195	(28.9)	(24.8)	4,490
Basic earnings per share (euros)	0.40			0.31
Basic earnings per share diluted (euros)(3)	0.39			0.31
Adjusted earnings per share diluted (euros)(2-3)	0.56			0.80

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted excluding the results from corporate operations the result or real-estate activity in Spain and the classification or refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2014	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Global Head of Group Accounting and Information Management